Exhibit 99.1

OneConstruction Group Limited Announces Pricing of Initial Public Offering

(December 31, 2024 – NEW YORK) – OneConstruction Group Limited (“OneContruction Group” or the “Company”), a structural steelwork contractor in Hong Kong, today announced the pricing of its initial public offering of 1,750,000 ordinary shares at a public offering price of US$4.00 per share (the “Offering”). The underwriters will have a 45-day option to purchase up to 15% of the aggregate number of ordinary shares sold in the Offering. The Company’s ordinary shares are expected to begin trading on the Nasdaq Capital Market on December 31, 2024, under the ticker symbol “ONEG”, subject to customary closing conditions.

The Offering is being conducted on a firm commitment basis. American Trust Investment Services and WestPark Capital acted as Underwriters. WestPark Capital was the book-running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 (File No. 333-28316) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 20, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from WestPark Capital, Inc. or American Trust Investment Services, Inc.,  by email at syndicate@wpcapital.com or ECM@amtruinvest.com, respectively, by standard mail to WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA, 90067 or American Trust Investment Services, Inc., 230 W. Monroe Street, Suite 300, Chicago, IL 60606, respectively, or by telephone at (310) 843-9300 or 312-382-7000, respectively. In addition, a copy of the final prospectus, when available, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OneConstruction Group

OneConstruction Group is a structural steelwork contractor in Hong Kong. The Company, through its subsidiaries, specializes in the procurement and installation of structural steel for a diverse range of construction projects in Hong Kong (including residential and commercial development as well as infrastructure projects), serving both public and private sector clients. For more information, please visit the Company’s website: www.oneconstruction.com

OneConstruction Group Limited Announces Pricing of Initial Public Offering

December 31, 2024 / Page 2

Forward-Looking Statements

All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement, each of which is expressly qualified by the statements in this section, to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contacts

Media Relations

Ms. Callis Lau / Mr. Gary Li / Ms. Lorraine Luk

callis.lau@iprogilvy.com / gary.li@iprogilvy.com / lorraine.luk@iprogilvy.com

Investor Relations

Mr. Gordon Li

gli@oneconstruction.com.hk